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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68088

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Pacific Alliance Associates LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Vesey Street - 24th Floor

(No. and Street)

New York   **NY**   **10281**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard M. Feldman   212-392-4838   rfeldman@mavenstrategic.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

1514 Old York Road   Abington   PA   19001

(Address)   (City)   (State)   (Zip Code)

09/18/2003   169

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Carol Romaine _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pacific Alliance Associates LLC _____, as of December 31 _____, 2 022 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Dixie Carol Witham
My Commission
HH 277506
Exp. 7/31/2026

Notary Public

Signature:

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PACIFIC ALLIANCE ASSOCIATES LLC

STATEMENT OF FINANCIAL CONSITION

DECEMBER 31, 2022

PACIFIC ALLIANCE ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

<u>INDEX</u>

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pacific Alliance Associates LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Pacific Alliance Associates LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2016.
Abington, Pennsylvania
February 27, 2023


Pacific Alliance Associates LLC
Statement of Financial Condition
December 31, 2022


Assets

Cash	$	2,636,847
Prepaid expenses		18,970
Security deposit		5,078
Fixed assets (less accumulated depreciation of $1,984)		6,881
Other assets		310
Total Assets	$	2,668,086

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	20,940
Payable to affiliate		1,346
Bonus accrual		1,228,000
		1,250,286
Member's equity		1,417,800
Total Liabilities and Member's Equity	$	2,668,086

The accompanying notes are an integral part of this Statement of Financial Condition.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Pacific Alliance Associates LLC (the "Company") was formed in December 2015 as a limited liability company under the laws of the State of Delaware. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company is a wholly owned subsidiary of PAG Consulting LLC (the "Parent"). Its sole purpose is to provide marketing and consulting services to a foreign affiliate, Pacific Alliance Investment Management Limited, for their access to customers in the United States.

The Company, Pacific Alliance Investment Management Limited, and the Parent are all subsidiaries of the Pacific Alliance Group, a multinational financial services firm headquartered in Hong Kong. See also Note 3.

The Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

Basis of Presentation
The Company's Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates
The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. Actual results could differ from those estimates.

Revenue Recognition
In accordance with Accounting Standards Codification ("ASC") 606, revenue from marketing and consulting services are recorded a ratable basis consistent with the delivery of performance obligations.

Leases
The Company does not maintain leases that, in accordance with ASC 842, are required to be recorded on the Statement on Financial Condition as a right of use asset and related lease liability.

Fixed Assets
Fixed assets are recorded at cost and depreciated on a straight-line basis over their useful lives of three years.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. No provision has been made for federal and state income taxes, since the Company's income or loss is reportable by its member on its individual tax return.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognized the effect of tax positions only when they are more likely than not to be sustained. At December 31, 2022, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2022, the Company maintained net capital of $1,386,561 which was $1,303,209 in excess of its required net capital requirement of $83,352 and the ratio of aggregated indebtedness to net capital was 0.90 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company provides marketing and consulting services to an affiliated entity, Pacific Alliance Investment Management Limited ("PAIM") in return for a fixed monthly fee. In addition, pursuant to this agreement, PAIM also pays for travel and entertainment costs incurred by employees of the Company for the benefit of PAIM, with no requirement to repay. As of December 31, 2022, $1,346 was due to PAIM.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company derives its revenue from a single client, which is also a related party. No amounts were due as of December 31, 2022. See also Note 3.

The Company maintains a cash account at a major financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no contingent liabilities as of December 31, 2022.

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated events after December 31, 2022 through the date of this report that would require recognition or disclosure in the financial statements. In January 2023, the Company amended its marketing and consulting agreement with PAIM to provide an increased fee of $400,000 per month. No other events required disclosure in this Statement of Financial Condition.